UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Upon the opening of business on August 21, 2023, SMX (Security Matters) Public Limited Company’s (the “Company”) ordinary shares will begin trading on the Nasdaq Global Market (“Nasdaq”) on a post-reverse stock split basis under the current symbol “SMX”. The new CUSIP number of the Company’s ordinary shares will be G8267K141 and the new ISIN code will be IE0000TSCWD4.

The reverse stock split was previously approved by the Company’s shareholders on August 8, 2023. In accordance with the proposal approved by the Company’s shareholders, every twenty-two ordinary shares of the Company were automatically combined into one ordinary share (the “Reverse Stock Split”).

The Reverse Stock Split is intended for the Company to regain compliance with a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). Nasdaq previously provided the Company until January 16, 2024 to regain compliance. To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days during this period. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Requirement.

The Reverse Stock Split will reduce the number of outstanding shares of the Company from approximately 48.8 million to approximately 2.2 million and will affect all outstanding ordinary shares. Every twenty-two outstanding ordinary shares will be combined into and automatically become one post-Reverse Stock Split ordinary share. No fractional shares will be issued in connection with the reverse stock split. Instead, the Company will aggregate the fractional entitlements of shareholders who otherwise would be entitled to receive fractional shares because they hold a number of ordinary shares not evenly divisible by twenty-two ordinary shares pursuant to the reverse stock split or they hold less than the number of ordinary shares which should be consolidated into one ordinary share pursuant to the reverse stock split and, to the extent possible, sell such aggregated fractional ordinary shares on the basis of prevailing market prices at such time. The par value of the ordinary shares will be increased from $0.0001 to $0.0022.

After the Reverse Stock Split, all outstanding Company options, warrants and other applicable convertible securities, including the Company’s warrants listed on the Nasdaq Capital Market under the symbol SMXWW which will retain its existing CUSIP number, will be proportionately adjusted in accordance with their respective terms.

In connection with the Reverse Stock Split, the Company amended the Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association (“Amended Constitution”) to reflect the adjustment of the par value. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such Amended Constitution.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated August 18, 2023 titled “SMX Announces Effective Date of Reverse Stock Split.”

Exhibit Number	Description
1.1	Public Limited Company Constitution of SMX (Security Matters) Public Limited Company Memorandum of Association
99.1	Press release dated August 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 18, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer